ROCKWELL AUTOMATION, INC.
EXECUTIVE COMPENSATION RECOUPMENT POLICY
(October 1, 2023)

The Board of Directors (“Board”) of Rockwell Automation, Inc. (“Company”) has adopted this policy related to the recoupment of executive compensation. The Compensation and Talent Management Committee of the Board (“Committee”) will have responsibility for administering this policy and may review, and recommend amendments to, this policy from time to time.

This policy applies to all past and present executive officers of the Company that are or were subject to Section 16 of the Securities Exchange Act of 1934, as amended (each, an “Officer”), who received incentive-based compensation (as defined in Section 303A.14 of the NYSE Listed Company Manual) with respect to any performance period during which they served as an Officer.

In the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (i) is material to the previously issued financial statements or (ii) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Committee will review the facts and circumstances that led to the restatement. The Committee will, if applicable, direct the Company to recover reasonably promptly from the Officer the excess amount of any incentive-based compensation received by the Officer during the three (3) completed fiscal years preceding the date (as described below) that the Company is required to prepare the restatement, over the amount of incentive-based compensation that would have been received by the Officer had it been determined based on the restated financial statements, computed without regard to any taxes paid. If the Committee cannot determine the amount of excess incentive-based compensation received by the Officer directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. The date that the Company is required to prepare an accounting restatement as described in this policy is the earlier to occur of (i) the date the Committee concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described in this policy, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement as described in this policy.

The Company must recover excess incentive-based compensation in compliance with this policy except to the extent that certain specified conditions set forth in Section 303A.14 of the NYSE Listed Company Manual are met, and the Committee has made a determination that recovery would be impracticable. The Company will not indemnify any Officer against the loss of excess incentive-based compensation.

This policy is intended to be interpreted in a manner consistent with applicable rules and regulations adopted by the Securities and Exchange Commission and other applicable laws and stock exchange listing requirements and is in addition to all other remedies available to the Company.